[redacted]

11020130

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 68107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 16, 2008 (MM/DD/YY) AND ENDING December 31,2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XZERTA TRADING LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza, Suite 4625
(No. and Street)

New York (City) NY (State) 10119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Motch 212-231-9050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tabriztchi & Co., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

7 Twelfth Street (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arthur Motch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xzerta Trading, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

RICHARD W. CHUN
Notary Public, State of New York
No. 02CH6116187
Qualified in Nassau County
Commission Expires September 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XZERTA TRADING, LLC
(A Development Stage Enterprise)
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010 AND
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2010
AND INDEPENDENT AUDITORS' REPORTS THEREON

ACCOMPANYING
ANNUAL AUDITED REPORT FORM X-17A-5 PART III
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2010

SEC FILE NO 8-68107

XZERTA TRADING, LLC
(A Development Stage Enterprise)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010 AND
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION)
TO DECEMBER 31, 2010

TABLE OF CONTENTS

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

Independent Auditor's Report

To the Members
Xzerta Trading, LLC
New York, NY

We have audited the accompanying statement of financial condition of Xzerta Trading, LLC (a development stage enterprise), ("the Company") as of December 31, 2010, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2010 and for the for the period from October 16, 2008 (inception) to December 31, 2010 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xzerta Trading, LLC (a development stage enterprise) as of December 31, 2010, and the results of its operations changes in member's capital, cash flows, and changes in liabilities subordinated to claims of general creditors for the flows for the year ended December 31, 2010 and for the period from October 16, 2008 (inception) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tabriztchi & Co, CPA, P.C.

Garden City, New York
February 25, 2011

7 Twelfth Street Garden City, NY 11530 ♦ Tel: 516-746-4200 ♦ Fax: 516-746-7900
Email:Info@Tabrizcpa.com ♦ www.Tabrizcpa.com

XZERTA TRADING, LLC
(A Development Stage Enterprise)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets	
Cash	$ 377,900
Total assets	$ 377,900
Liabilities	
Accounts payable	$ 1,524
Accrued expenses	2,500
Total liabilities	4,024
Member's equity	373,876
Total liabilities and member's equity	$ 377,900

The accompanying notes are an integral part of the financial statements.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2010

Revenues:	Year Ended December 31, 2010	Period from October 16, 2008 to December 31, 2010
Interest revenue	$ 1,925	$ 2,855
Total revenue	1,925	2,855
Expenses:		
Administrative support services	48,722	60,445
Rent	11,708	18,769
Professional fees	2,500	5,000
Regulatory fees	10,952	11,662
Insurance	3,528	4,234
Miscelaneous	58	93
Total expenses	77,468	100,203
Net loss	$ (75,543)	$ (97,348)

The accompanying notes are an integral part of the financial statements.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2010

	Member Contributions	Accumulated Deficit	Total
Member equity, October 16, 2008	$ -	$ -	$ -
Member equity, December 31, 2008	-	-	-
Contributions, year ended December 31, 2009	470,000	-	470,000
Net loss, Year ended December 31, 2009	-	(20,581)	(20,581)
Member equity at December 31, 2009	470,000	(20,581)	449,419
Net loss, year ended December 31, 2010	-	(75,543)	(75,543)
Member equity at December 31, 2010	$ 470,000	$ (96,124)	$ 373,876

The accompanying notes are an integral part of the financial statements.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010 AND
PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2010

	Year Ended December 31, 2010	Period from October 16, 2008 to December 31, 2010
Balance, beginning of year	$ -	$ -
Increases	-	-
Decreases	-	-
Balance, end of year	$ -	$ -

The accompanying notes are an integral part of the financial statements.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010 AND
THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2010

	Year Ended December 31, 2010	For the Period From Inception to December 31, 2010
Cash flows from operating activities:		
Net income	$ (75,543)	(96,124)
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in current assets and liabilities		
Accounts payable	21,493	4,024
Prepaid insurance	3,528	
Net cash provided by operating activities	(93,508)	(92,100)
Cash flows from investing activities	-	
Cash flows from financing activities		
Proceeds from Members' contributions	-	470,000
Net cash provided by financing activities	-	470,000
Net change in cash and cash equivalents	(93,508)	(377,900)
Cash and cash equivalents beginning of period	471,408	-
Cash and cash equivalents December 31, 2010	$ 377,900	377,900
Supplemental disclosure of cash flow data:		
Cash paid during the year for interest	$ -	
Cash paid during the year for taxes	$ -	

The accompanying notes are an integral part of the financial statements.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2010

NOTE 1 - Description of Business

Founded on October 16, 2008, Xzerta Trading, LLC ("the Company"), a New York limited liability company (LLC), was created to conduct business as a broker-dealer in the United States of America. The Company is headquartered in New York, NY and currently has no branch offices. The Company is a sole member LLC. The Company is a broker dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is in the development stage and the efforts through December 31, 2010 have been devoted to organizational activities. As of December 31, 2010, the company had not engaged in any broker-dealer activities, and was seeking federal and state registration necessary to conduct such activities.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates

Management is required to make estimates and assumptions to prepare financial statements in conformity with U.S. generally accepted accounting principles (*"GAAP"*). Management's estimates and assumptions materially affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase.

Statement of Cash Flows

For purposes of reporting on the statement of cash flows, cash and cash equivalents include cash and interest bearing deposits with original maturity of three months or less.

Equipment

Equipment is stated at cost, less accumulated depreciation. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method.

Income Taxes

The Company as an LLC has elected not be taxed as an entity. All profits and losses of the Company pass through to the sole member.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The established hierarchy for inputs used, in measuring fair value, maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, which utilize the Company's estimates and assumptions.

If the volume and level of activity for an asset or liability have significantly decreased, the Company will still evaluate the fair value estimate as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

The following table sets forth the fair value of our financial assets that were measured on a recurring basis as of December 31, 2010:

	Level 1	**Level 2**	**Level 3**
Cash and cash equivalents	$ 377,900	-	-

Recently Issued Accounting Pronouncements

In December 2010, FASB issued Accounting Standards Update 2010-29, Business Combinations (Topic 805) Disclosure of Supplementary Pro Forma Information for Business Combinations.` The amendments in this Update clarify the acquisition date that should be used for reporting the pro forma financial information disclosures in Topic 805 when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s). The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the financial statements of the Company.

In December 2010, FASB issued Accounting Standards Update 2010-28, Intangibles—Goodwill and Other (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. This update eliminates an entity's ability to assert that a reporting unit is not required to perform Step 2 because the carrying amount of the reporting unit is zero or negative despite the existence of qualitative factors that indicate the goodwill is more likely than not impaired. As a result, goodwill impairments may be reported sooner than under current practice. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this standard is not expected to have a material effect on the financial statements of the Company.

In October 2010, the FASB issued a proposed Accounting Standards Update (ASU), "Receivables (Topic 310): Clarifications to Accounting for Troubled Debt Restructurings ("TDR") by Creditors" to assist creditors in determining whether a modification is a TDR. Currently, there is diversity in practice in identifying loan modifications that constitute TDRs, particularly when determining whether a concession has been granted. The clarifications are proposed to be effective for interim and annual periods ending after June 15, 2011, and would be applied retrospectively to restructurings occurring on or after the beginning of the earliest period presented. The Company does not expect ASU-310 will have a material effect on its financial statements.

In September 2010, the FASB issued ASU-2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962). The objective of the amendments in this Update is to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. Participant loans are currently classified as investments in accordance with the defined contribution pension plan guidance in paragraph 962-325-45-10. Subtopic 962-325 requires most investments held by a plan, including participant loans, to be presented at fair value. Topic 820, Fair Value Measurements and Disclosures, provides specific guidance on how fair value should be measured.

The amendments in this Update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Company does not believe ASU-2010-25 will have any material effect on its financial statements.

In July 2010, the FASB issued an additional disclosure requirement regarding credit quality and the allowance for credit losses. The new disclosures will require significantly more information about credit quality in a financial institution's portfolio. Although this statement addresses only disclosures and does not seek to change recognition or measurement, the disclosure represents a meaningful change in practice. The new disclosure requirement affects loans, trade accounts receivable, notes receivable, credit cards, leveraged leases, direct financing leases, and sales-type leases. It requires two levels of disaggregation for disclosure: portfolio segment and class of financing receivable, such as commercial, consumer or residential loans. It will be effective for interim and annual reporting periods ending after December 15, 2010. The Company does not expect the provisions of this requirement will have a material effect on its financial statements.

In February 2010, FASB issued ASU 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements*, which, among other things, amended FASB Accounting Standards Codification 855 to remove the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. The Company has incorporated this guidance into this Report.

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and describing the reasons for the transfers. These disclosure requirements were effective for reporting periods beginning after December 15, 2009, and had no material impact on the Company's financial statements for the period ended March 31, 2010. Additionally, ASU 2010-06 requires disclosure of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements for fiscal years beginning after December 15, 2010. The Company does not expect the provisions of ASU 2010-06 to have a material effect on its financial statements..

NOTE 3 - Cash

The company maintains cash balances at one bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation for balances up to $250,000. As of December 31, 2010, cash balances held in all bank accounts were more than federally insured limits. The carrying value of cash and cash held at banking institutions was $377,900.

NOTE 4 –Related Party Transactions

Services and Expense Agreement

On November 18, 2009, the Company entered into a "*Services and Expense Agreement*" with Xzerta, LLC, a Delaware limited liability company, and related entity. Under the Agreement, Xzerta, LLC ("the Vendor") agreed to provide and pay for staffing, rent, insurance, etc, and bill the Company in arrears for these expenses.

On May 20, 2010, the Company entered into a month to month lease agreement effective April 1, 2010 with Auriga USA, LLC ("Auriga") for the use of office space occupied by Auriga. The Company will pay Auriga $700 per month. The agreement may be terminated by either part for any reason on five days prior written notice.

As of December 31, 2010, the no amounts were due to the Vendor.

Contribution Agreement

In February 2010, the Company entered into a Contribution Agreement with Xzerta Holdings, LLC and Auriga Special Holdings, LLC. Pursuant to the Agreement, the LLC membership interests in the Company are now owned 62.5% by Auriga Special Holdings, LLC and 37.5% by Xzerta Holdings LLC.

NOTE 5 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15(c) 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 the Company had net capital of $373,876 which was $273,876 in excess of its minimum dollar net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was 0.01 to 1.

NOTE 6 – Commitments and Contingencies

Off Balance Sheet Risk

As of February 4, 2011, the date the financial statement were available to be issued, the Company had not engaged in any trading activities and the Company did not have an executed clearing agreement.

NOTE 6 – Subsequent Events

Management had considered subsequent events through February 25, 2011, the date financial statements were available to be issued.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15(C) 3-1
AS OF DECEMBER 31, 2010

Schedule 1

Computation of Net Capital		
Total member's equity	$	373,876
Add: Liabilities subordinated to claims of general creditors allowable in the computation of net capital		-
Total capital and allowable subordinated liabilities		373,876
Less:		
Non-allowable assets		
Prepaid expenses and other assets		-
Net capital before haircuts		373,876
Less:		
Haircuts on securities		-
Net capital		373,876
Aggregate indebtedness		
Items included in the Statement of Financial Condition		
Accounts Payable and accrued expenses		4,024
Aggregate indebtedness		4,024
Computation of basic net capital requirement		
Greater of 6 2/3% of aggregate indebtedness or $100,000		100,000
Net capital in excess of requirements	$	273,876
Excess net capital at 1000 percent		253,876
Ratio of aggregate indebtedness to net capital		.01 to 1

There are no material differences between the amounts presented above and the amounts reported in theCompanys unaudited Form X-17A-5 Part IIA FOCUS filed as of December 31 2009.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
SUPPLEMENTAL SCHEDULE OF COMPUTATION DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15(C) 3-3
AS OF DECEMBER 31, 2010

Schedule 2

STATEMENT REGARDING SEC RULE I5c3-3 DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

INDEPENDENT AUDITORS' REPORT REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Audit Committee
Xzerta Trading, LLC
One Penn Plaza, Suite 4625
New York, New York 10001

In planning and performing our audit of the financial statements of Xzerta Trading, LLC (a development stage enterprise) for the year ended December 31, 2010 and the period of inception, on October 16, 2008, to December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accoringly, we do not express and opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governers of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management of employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less servere that a material weakness, yet important enough to merit attention be those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financisl statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tabriztchi & Co., CPA, P.C.

February 25, 2011
Garden City, NY

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

06817 FINRA DEC
XZERTA TRADING, LLC 9*9
1 Penn PLZ STE 4625
New York, NY 10119-4625

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ARTHUR MOTCH (212) 231-9050

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

2. A. General Assessment (item 2e from page 2)		$ 0
B. Less payment made with SIPC-6 filed (exclude interest)		(0)
______ Date Paid		
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 0
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

XZERTA TRADING, LLC
(Name of Corporation, Partnership or other organization)

Arthur Motch
(Authorized Signature)

CFO
(Title)

Dated the 28 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,184
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank Account - Interest Income	2,184
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	2,184
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0

(to page 1, line 2.A.)

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

INDEPENDENT ACCOUNTANTS REPORT ON APPLYING AGREED UPON PROCEDUES TO XZERTA TRADING, LLC'S SIPC ASSESSMENT RECONCIATION

To the Members
Xzerta Trading LLC
One Penn Plaza Suite 4625
New York NY 10119

In accordance with Rule 17a-S(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Xzerta Trading, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Xzerta Trading, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Xzerta Trading, LLC's management is responsible for Xzerta Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in Xzerta Trading, LLC's general ledger, noting no differences;2

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an

7 Twelfth Street Garden City, NY 11530 • Tel: 516-746-4200 • Fax: 516-746-7900
Email:Info@Tabrizcpa.com • www.Tabrizcpa.com

opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tabriztchi & Co, CPA, P.C.

Garden City, NY
February 25, 2011

XZERTA TRADING, LLC
(A Development Stage Enterprise)
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010 AND
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION)
TO DECEMBER 31, 2010
AND INDEPENDENT AUDITORS' REPORTS THEREON

ACCOMPANYING
ANNUAL AUDITED REPORT FORM X-17A-5 PART III
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION)
TO DECEMBER 31, 2010

SEC FILE NO 8-68107